Exhibit 12.1

WAL-MART STORES, INC. AND SUBSIDIARIES

Ratio of Earnings to Fixed Charges

	Six Months Ended		Fiscal Year
	July 31, 2007	July 31, 2006	2007	2006	2005	2004	2003
Income from continuing operations before income taxes and minority interest	$9,345	$8,840	$18,968	$17,535	$16,320	$14,429	$12,490
Capitalized interest	(72)	(96)	(182)	(157)	(120)	(144)	(124)
Minority interest	(206)	(170)	(425)	(324)	(249)	(214)	(193)

Adjusted income before income taxes	9,067	8,574	18,361	17,054	15,951	14,071	12,173

Fixed Charges:
Interest *	1,048	1,001	2,009	1,603	1,326	1,150	1,185
Interest component of rent	209	164	368	328	319	306	318

Total fixed charges	1,257	1,165	2,377	1,931	1,645	1,456	1,503

Income from continuing operations before income taxes and fixed charges	$10,324	$9,739	$20,738	$18,985	$17,596	$15,527	$13,676

Ratio of earnings to fixed charges	8.2	8.4	8.7	9.8	10.7	10.7	9.1

*	Includes interest on debt, capital leases, uncertain tax positions, amortization of debt issuance costs and capitalized interest.

Certain reclassifications have been made to prior periods to conform to the current period presentation. In addition, the impact of McLane Company, Inc., a wholly owned subsidiary sold in fiscal 2004, and the impact of our South Korean and German operations, disposed of in fiscal 2007, have been removed for all periods presented.